Monthly Report - May, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,075,085       13,248,731
Change in unrealized gain (loss) on open            2,299,827        (243,319)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (293)
      obligations
   Change in unrealized gain (loss) from U.S.           8,931           22,691
      Treasury obligations
Interest Income (Expense)		                  105           15,810
Foreign exchange gain (loss) on margin deposits        88,946           66,261
				                 ------------    -------------
Total: Income 				            4,472,894       13,109,881

Expenses:
   Brokerage commissions 		              394,994        1,929,719
   Management fee 			               43,146          209,833
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  826            8,100
   Administrative expense 	       	               71,046          355,378
					         ------------    -------------
Total: Expenses 		                      510,012        2,503,030
Net Income(Loss)			   $        3,962,882       10,606,851
for May, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (89,952.951    $     2,982,828    109,991,604    112,974,432
units) at April 30, 2021
Addition of 		 	              0          5,150          5,150
2.321 units on May 1, 2021
Redemption of 		 	              0    (1,592,727)    (1,592,727)
(1,302.583) units on  May 31, 2021*
Net Income (Loss)               $       114,620      3,848,262      3,962,882
for May, 2021
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2021
(88,685.577 units inclusive
of 32.888 additional units) 	      3,097,448    112,252,289    115,349,737
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2021 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.36% 	     9.05%  $  1,143.99	   68,988.087 $    78,921,560
Series 3    3.69% 	    10.81%  $  1,749.59	   12,390.005 $    21,677,430
Series 4    3.84% 	    11.62%  $  2,303.83	    4,112.380 $     9,474,216
Series 5    3.63% 	    10.46%  $  1,651.44	    3,195.105 $     5,276,531

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY  10036



					June 14, 2021
Dear Investor:

Broad-based gains encompassed trading in both financial and commodity markets.

Coming into May, reflation and reopening dynamics underpinned by expanding COVID-19 vaccinations and historically accommodative monetary and fiscal policies globally has led to rising equity prices, commodity prices and interest rates. During the month, however, market participants faced headwinds that at times negatively impacted market sentiment including: sharp declines in Bitcoin and SPAC prices; the Colonial pipeline cyberattack; and geopolitical tensions and/or negotiations between the U.S. and China, the U.S. and Iran, Israel and Hamas and Russia/Belarus and the West. Perhaps more importantly, evidence that inflation is increasing sharply raised concerns that global monetary policy might become less accommodative. Examples of this were: the Canadian, New Zealand and Norwegian monetary authorities suggesting that possibility after their recent meetings; Brazil, Russia and Turkey raising official rates recently; and even while the Fed continues to emphasize the "transitory" nature of recent inflation increases, there are Committee members and respected private economists who believe it is time to begin talking about QE tapering in the U.S.

Trading of equity futures was profitable but mixed during May. Long positions in U.S., Canadian and EAFE index futures, and trading of European, British, Chinese and Taiwanese index futures were profitable. Meanwhile, losses from trading of VIX, NASDAQ, Brazilian, Italian, Japanese and emerging market index futures reduced those gains.

Interest rates were volatile but drifted lower during the month. Long positions in U.S., Canadian, Australian and British interest rate futures were profitable. On the other hand, short positions in German, French and Italian bond futures registered partially offsetting losses.

The U.S. dollar strengthened during the first quarter in response to U.S. exceptionalism relative to the rest of the world in vaccine distribution, fiscal policy support, economic reopening and rising interest rates. Subsequently, as those distinctions have eroded, the dollar has declined.
As a result, during May short dollar positions against the euro, Swiss franc, pound sterling, Indian rupee, Russian ruble and several other currencies were profitable. Elsewhere, long Brazilian real and Chilean peso positions versus the dollar were slightly unprofitable in response to political problems in those countries.

Long positions in crude oil, heating oil and RBOB gasoline were profitable as demand continued to bounce back from pandemic lows and inventories declined toward pre-pandemic levels, pushing prices higher. The fact that OPEC+ producers have been disciplined while gradually increasing production, and that non-OPEC+ producers have been constrained in their production response to higher prices by climate concerns and by investors' demands for better returns on invested capital has also underpinned advancing prices. A short natural gas position was slightly unprofitable.

Reflation and reopening demand supported metals' prices despite some intra-month volatility prompted by Chinese efforts to rein in "excessive" speculation and worries about possible changes in monetary policy. Long copper and gold positions were profitable.

Grain trading was fractionally positive as gains from short positions in wheat and corn outpaced the small loss from a long soybean meal position.

A short coffee position was unprofitable and was closed when coffee prices increased as the 2020 drought reduced recent supplies from Brazil, Columbia and Nicaragua.



			     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman